VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

November 3, 2014

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Variable Portfolios, Inc. (formerly, ING Variable Portfolios, Inc.)
SEC File Nos. 333-05173; 811-07651

Dear Ms. Nixon:

This letter responds to comments provided to Jay Stamper on or about October 29, 2014, by the Staff of the U.S. Securities and Exchange Commission (“Staff”) for Post-Effective Amendment No. 73 (“Amendment”) to the Registration Statement of Voya Variable Portfolios, Inc. (“Registrant”), filed on or about September 18, 2014 on Form N-1A for the Registrant. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENTS

1.

Comment:        The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or the SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment to the Registrant’s registration statement.

Response:        The Registrant so confirms.

VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO

2.

Comment:        With respect to the paragraph regarding the Fund’s performance information, the Staff requested that the Registrant consider revising the layout so that the paragraph is not split across pages in the submission proof.

Response:        The Registrant will address the issue with the printer.

STATEMENT OF ADDITIONAL INFORMATION

3.

Comment:        With respect to the second paragraph of the sub-section entitled “Sovereign Debt Securities/Brady Bonds,” the Staff requested that the Registrant consider making “plan” plural when describing the the Brady Plan in the following sentence:

“These obligations were created through the exchange of existing commercial bank loans to sovereign entities for new obligations in connection with debt restructuring plan introduced by former U.S Secretary of the Treasury, Nicholas F. Brady (“Brady Plan.”)”

Response:        The Registrant has revised “plan” to “plans.”

INVESTMENT MANAGEMENT
Voyainvestments.com

    Ms. Naseem Nixon

    U.S. Securities and Exchange Commission

    November 3, 2014

4.

Comment:        With respect to the last paragraph of the section entitled “Derivative Instruments,” the Staff requested that the Registrant consider updating the disclosure regarding the requirement of registration as it pertains to sub-advisers either as a Commodity Pool Operator (“CPO”) or Commodity Trading Advisor (“CTA”) and the harmonization efforts put forth by the CFTC.

Response:        The Registrant appreciates the Staff’s comment but believes the disclosure is the most current as described in the last two sentences of the paragraph:

“In August 2013, the CFTC adopted final regulations designed to harmonize obligations of CPOs under CFTC Part 4 Regulations. The final regulations potentially mitigate certain disclosure and operational burdens if CPO registration were required for a fund’s adviser.”

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Voya Investments, LLC

Philip A. Newman, Esq.
Goodwin Procter LLP

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ATTACHMENT A

INVESTMENT MANAGEMENT
Voyainvestments.com

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

November 3, 2014

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Variable Portfolios, Inc. (formerly, ING Variable Portfolios, Inc.)
SEC File Nos. 333-05173; 811-07651

Dear Ms. Nixon:

Voya Variable Portfolios, Inc. (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management

Attachments

cc:	Philip Newman, Esq.
Goodwin Procter LLP

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